File No. 803-00223

40-206A/A

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED
JAN 22 2015
194

4:24

In the matter of

Starwood Capital Group Management, LLC
591 West Putnam Avenue, Greenwich, CT 06830

AMENDMENT NO. 2 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING STARWOOD CAPITAL GROUP MANAGEMENT, LLC FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

Please send all communications to:

Matthew Guttin
Starwood Capital Group Management, LLC
591 West Putnam Avenue
Greenwich, CT 0683

Kenneth A. Gross
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, NW
Washington, DC 20005

This Application, including Exhibits, consists of 32 pages
Exhibit Index appears on page 23

15035020

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of STARWOOD CAPITAL GROUP MANAGEMENT, LLC	AMENDMENT NO. 2 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING STARWOOD CAPITAL GROUP MANAGEMENT, LLC FROM SECTION 206(4) OF THE INVESTMENT ADVISERS ACT OF 1940, AND RULE 206(4)-5(a)(1) THEREUNDER

I. PRELIMINARY STATEMENT AND INTRODUCTION

Starwood Capital Group Management, LLC (the "Adviser" or the "Applicant") hereby amends and restates its application to the Securities and Exchange Commission (the "Commission") for an order, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e), exempting the Adviser from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to a government entity following a contribution to a candidate for governor of Illinois by a covered associate as described in this Application, subject to the representations set forth herein (the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging "in any act, practice, or course of business which is fraudulent, deceptive, or manipulative," and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices, or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a State or political subdivision, or any agency, authority, or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of or candidate for an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time of the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventative measures as may be appropriate under the circumstances; (ii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on those considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to the Client (as defined below) within the two-year period following the contribution identified herein to an official of such government entity by a covered associate of the Applicant.

II. STATEMENT OF FACTS

A. The Applicant

Starwood Capital Group Management, LLC is an investment adviser registered with the Commission pursuant to the Act. The Applicant provides discretionary investment advisory services to private funds with aggregate regulatory assets under management of approximately $29 billion as of December 31, 2013. Among the private funds for which the Applicant acts as investment adviser are Starwood Distressed

Opportunity Fund IX, Starwood Global Opportunity Fund X, and Starwood Retail (the "Funds"), funds that are excluded from the definition of investment company by Section 3(c)(7) of the 1940 Act and which are each a "Covered investment pool" as defined in Rule 206(4)-5(f)(3)(ii).

B. The Government Entity

One of the investors in the Funds is an Illinois state retirement system (the "Client"). A 13-member board of trustees is authorized by law to make the Client's investment decisions. The Governor of Illinois appoints six of the Client's 13 trustees.

C. The Contributor

The individual who made the campaign contribution that triggered the two-year compensation ban (the "Contribution") is Daniel Yih (the "Contributor"). The Contributor is the Chief Operating Officer of Starwood Capital Group and is primarily responsible for the internal management of the Adviser. His main focus is on budgeting, overseeing human resources, making technology decisions, and handling other operational matters. He is also a member of the Executive and Investment Committees. The Executive Committee is the primary decision-making body for establishing policy for the Adviser. The Investment Committee approves each investment made by a fund managed by the Adviser. Because of his participation in policy-making decisions for the Adviser, the Contributor is, and at the time of the contribution was, an executive officer of the Adviser under Rule 206(4)-5(f)(4), and thus by definition is and at all relevant times was a covered associate pursuant to Rule 206(4)-5(f)(2)(i).

However, soliciting investment advisory business from government entities, as defined, is not and was not part of his duties. To the best of his recollection, he can remember attending operational due diligence meetings with prospective investors twice to discuss the investors' questions about operational issues such as IT infrastructure. Neither were government entities. He does not ordinarily meet with prospective investors and does not actively market to them. He also does not supervise anyone who solicits government entities for investment advisory business. The Contributor was not involved in soliciting the Client, and in fact, has never communicated with the Client for the Adviser. Furthermore, he did not supervise any employees who solicited the Client for the Adviser.

In addition to the contribution that triggered the compensation ban, the Contributor has made eight federal contributions since 2003 totaling $14,300. The recipients of these contributions included candidates for President, as well as candidates for Senate and House of Representatives in his current home state of Connecticut as well as Illinois, his previous home. He does not recall having made any other state or local contributions in that time period.**D. The Official**

The recipient of the Contribution was Bruce Rauner (the "Official"), a private citizen who was elected Governor of Illinois on November 4, 2014. Until 2012, the Official was a principal at private-equity firm GTCR Golder Rauner. As a private citizen at the time of the Contribution and the investments by the Government Entity, he has not had any role in the Client's investment decisions. The general election for Governor took place on November 4, 2014 and he took office on January 12, 2015. It is only at that time that he gained the authority to appoint a person with influence over the Client's selection of an investment adviser. Nevertheless, because he was seeking the office of Governor, which has the power of appointment, the Official is an "official" of the Client under the Rule.

E. The Contribution

On April 29, 2013, (the "Contribution Date") the Contributor went online and contributed $1,000 to the Bruce Rauner Exploratory Committee, which in its statement of organization listed its purpose as "To support the prospective gubernatorial campaign of Bruce Rauner." After the Contributor made the Contribution, on June 7, 2013, the Official filed paperwork with the Illinois State Board of Elections changing the committee's name to Citizens for Rauner, Inc. It is the Official's gubernatorial campaign committee. The Contribution was not motivated by any desire to influence the award of investment advisory business. Although no longer eligible to vote in Illinois, the Contributor had lived there previously and remains connected to the community and the Official. He had been solicited to make the Contribution by mutual friends of the Official, former partners and members of the Official's Exploratory Committee. His decision to make the Contribution was spontaneous and motivated by his longstanding personal and professional relationship with the Official. Nevertheless, the Contribution resulted in the two-year compensation ban pursuant to Rule 206(4)-5.

Before moving to the Adviser in 2007, the Contributor worked with the Official at GTCR. The Contributor joined GTCR as a partner in 2000; the Official was managing partner and asked the Contributor to serve as Chief Operating Officer – which he did until he took the same position with the Adviser. During their seven years working together, the Contributor and the Official forged a strong professional and personal relationship.

When the Contributor lived in Illinois, he and the Official were neighbors. Their children attended the same primary and middle school, currently attend the same high school and college, and are friends. The Contributor serves on the high school's board with the Official's wife.

Although the Contributor and the Official have a social and professional relationship, they have not discussed Starwood's investment advisory business or potential investments by Illinois government entities, except that the Contributor explained the Rule's implications when requesting the Official refund the Contribution. Since leaving GTCR, the Contributor has spoken socially with the Official a handful of times.

The Contributor did not solicit or coordinate any other contributions for the Official. In addition, the Contributor has confirmed that there was no intention to seek, and no action was taken either by the Contributor or the Applicant to obtain, any direct or indirect influence from the Official or any other person. At no time did any employees of the Adviser other than the Contributor have any knowledge that the Contribution had been made prior to its discovery by the Adviser in May 2013.

F. The Client's Investment with Adviser

The initial selection process pursuant to which the Client decided to invest with the Adviser began around November of 2011. Following a due diligence process, the Client invested in Starwood Distressed Opportunity Fund IX on February 20, 2012. This was more than a year before the Contribution Date and before the Official announced even an exploratory campaign for governor.

The Client made an additional investment in Starwood Retail on September 13, 2013. Most recently, the Client invested in Starwood Global Opportunity Fund on June 17, 2014. The Contributor was not in any way involved in soliciting the Client with respect to these subsequent investments, nor was anyone whom he supervises. Furthermore, the Official had not yet taken office or even been elected when these investment decisions were made by the Client.

G. The Adviser's Discovery of the Error and Response

Five days after the Contribution Date, the Contributor realized that pursuant to Adviser's Pay-to-Play Policy (the "Policy"), he was required to obtain pre-approval for his political contributions. He contacted the Adviser's Chief Compliance Officer that night (Saturday, May 4, 2013). The Chief Compliance Officer responded on Monday, May 6 that the Contribution was prohibited under the Adviser's compliance policy and Rule 206(4)-5 and would need to be refunded. The Contributor requested a refund of the full $1,000 that day, and received the refund the next day. The Adviser later established an escrow account into which it has been depositing an amount equal to the compensation received with respect to the Client's investment in the Funds for the two-year period starting on the Contribution Date. Compensation to the adviser for the investment advisory services it provides to the Funds comes in the form of management fees and carried interest. All management fees earned in respect of the Client's investments since the Contribution Date have been placed in escrow. To date, there have been no distributions of carried interest from the Funds; however, to the extent any distributions of carried interest in respect to the Client's investments are to be paid to the Adviser in the future and the Commission has not granted an exemptive order to the Adviser, the portion of that carried interest attributable to the two-year period following the Contribution Date will be placed in escrow. The Adviser began the escrow as an internal accounting matter on July 9, 2013 and opened a separate bank account for the escrow on October 8, 2013. The Adviser initially did not notify the Client about the existence of the escrow account, and planned to wait until the Commission makes a final determination with respect to this Application. However, prior to submitting its second Amendment to this Application, the Adviser notified the Client regarding the Contribution and the Application it has filed.

H. The Adviser's Pay-to-Play Policies and Procedures

The Policy was first adopted and implemented on February 1, 2008, well before the Contribution was made, to ensure compliance with state and local pay-to-play laws. It was revised in light of the Rule and has been in place in its current form since the effective date of the Rule. The Policy is more restrictive than the Rule in that all contributions to any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a government entity must be precleared. There is no de minimis exemption from this preclearance requirement and the Policy applies to all of the Adviser's employees. Its application is not limited to the Adviser's managing members, executive officers and other "covered associates."

The Adviser has sent its employees numerous general and topical notices (such as when Texas Governor Rick Perry was running for President) reminding employees of the Policy and the need to pre-clear political contributions. Employees also annually certify that they have received, read and understood the Adviser's compliance manual, which includes the Policy, and will comply with it. Further, they certify quarterly that they have complied with the manual.

Following the discovery of the Contribution, the Adviser convened a meeting of high-level executives to discuss the situation. After discussion, the executives determined that the policies and procedures were appropriate for compliance with the Rule, but that the Policy should be re-communicated to all employees. The Chief Compliance Officer thus sent an email to all of the Adviser's employees on May 8, 2013 reminding them of the Adviser's policies and procedures regarding political contributions.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

(2) Whether the investment adviser:

(i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule;

(ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

(iii) after learning of the contribution,

(a) has taken all available steps to cause the contributor involved in making the Contribution which resulted in such prohibition to obtain return of the Contribution; and

(b) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

IV. <u>STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF</u>

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Client determined to invest with the Applicant and established an advisory relationship on an arm's length basis free from any improper influence as a result of the Contribution. In support of that conclusion, Applicant notes that the relationship with the

Client predates the Contribution by more than a year and that because, at the time of the Contribution and at the time all of the Client's decisions to invest with the Adviser were made, the Official was a private citizen and had no authority to appoint anyone to the Client's board.

The Applicant further notes that the Contribution was made because of the personal and professional relationship between the Contributor and the Official and not because of any desire to influence the award of investment advisory business. That relationship predates the Official's candidacy for Governor. The Contributor has not been involved in Adviser's solicitation of investment advisory business from government entities such as the Client, and was not involved in soliciting the investment from the Client.

Furthermore, if all facts were the same except the Contribution to the Official had been $350 rather than $1,000, the requirements for the automatic exemption permitted under Rule 206(4)-5(b)(3) would have been satisfied and the Contribution would never have triggered a compensation ban. The Contribution was made on April 29, discovered on May 4 and fully refunded to the Contributor on May 7. These events are well within the four-month and 60-day periods required for an automatic exemption under Rule 206(4)-5(b)(3). Indeed, the Contribution was in the possession of the Official for nine days.

Given the nature of the Contribution, and the lack of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection or retention of advisory services, the Client's interests are best served by allowing the Adviser and its Client to continue their relationship uninterrupted. Causing the Adviser to serve without compensation for a two-year period would result in a financial loss in excess of $4 million, or 4,000 times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

A. Policies and Procedures before the Contribution

The Adviser adopted and implemented the Policy, which is fully compliant with and more rigorous than, the Rule's requirements, well before the Contribution.

B. Actual Knowledge of the Contribution

Although it may be argued that the activity of one of the firm's executive officers is imputed to the Adviser as a matter of law, we believe that the facts militate against such an imputation. The Contributor acted as an individual when contributing to the campaign of his personal friend. At no time did any employees or covered associates of the Adviser, or any executive or employee of the Adviser's affiliates, other than the Contributor, know of the Contribution to the Official until after it had happened. It was only when the Contributor sought belated approval from the Chief Compliance Officer for the Contribution that anyone else learned of the Contribution. Moreover, the Contributor did not discuss the Contribution prior to making it with Adviser or any of Adviser's covered associates.

C. Adviser's Response After the Contribution

After learning of the Contribution, the Adviser caused the Contributor to immediately obtain a full refund of the Contribution as described in more detail above. The Adviser then established an escrow account for all compensation (to date, management fees but potentially including carried interest when such carried interest is to be distributed) attributable to the Client's investment in the Funds immediately after the discovery of the Contribution. After leading a review of the Adviser's policies and procedures regarding political contributions, the Chief Compliance Officer sent an email to all of the Adviser's employees on May 8, 2013 reminding them of those policies and procedures.

D. Status of the Contributor

The Contributor is and has, at all relevant times, been a covered associate of the Adviser. However, he does not solicit investment advisory business from government entities. He has not solicited or otherwise communicated with the Client.

E. Timing and Amount of the Contribution

As noted above, the Client's initial investment with the Adviser substantially predates the Contribution. Although the Client's two subsequent investments took place after the Contribution Date, they were done on an arms' length basis and without the participation of the Contributor. The Adviser was aware of the Contribution and instituted a policy of not allowing the Contributor to participate in any discussions with the Client. Furthermore, the Contribution had already been fully refunded before these subsequent investments.

F. Nature of the Election and Other Factors and Circumstances

The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Adviser. Although the Contributor gave in connection with the Official's campaign for governor of Illinois, the Contribution was made to the Official's exploratory committee. In fact, the election was not until November 2014, and the Official did not take office until 2015, at which point the two-year compensation ban has nearly expired.

The Contributor and the Official have a longstanding personal and professional relationship. They used to work together. They used to be neighbors. Currently, their children attend the same school. It was for these reasons, and not any desire to influence the award of investment advisory business, that the Contributor made the Contribution to the Official's campaign. Indeed, the Official was challenging the sitting Governor, who made several appointments to the board of the Client that awarded the business to the Adviser.

Given the difficulty of proving a quid pro quo arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, it appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Adviser nor the Contributor sought to interfere with the Client's merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. There was no violation of the Adviser's fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Adviser or Contributor to influence the selection process. The Applicant has no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

G. Precedent

The Applicant notes that the Commission granted an exemption similar to that requested herein with respect to relief from Section 206A of the Act and Rule 206(4)-5(e) in Davidson Kempner Capital Management LLC, Investment Advisers Act Release Nos. IA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order) (the "Davidson Kempner Application"). The facts and representations made in this Application and the Davidson Kempner Application are substantially similar. In neither the Davidson Kempner case nor here was there any intent on the part of the person making the political contribution to influence the relevant government official's power of appointment with respect to the public plan investor's investment decisions, nor was there any discussion with the relevant government official about appointment powers. Furthermore, the Applicant believes that the are differences between this Application and the Davidson Kempner Application weigh in favor of granting the exemption requested herein.

Nature of the Official. In the Davidson Kempner Application, the recipient of the contribution was, at the time of the contribution, the Ohio State Treasurer. That official had the authority to appoint members to the public plan investors' boards. By comparison, the Official was a private citizen who had only established an exploratory committee by the Contribution Date. Thus, the Official did not even have appointment power for the first 20 months following the Contribution Date.

Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant's executive managing member of his interest in and intention to meet with the Ohio State Treasurer. In contract, the Contributor in this Application did not inform any officers or employees of the Applicant of his interest in the Official. Moreover, none of the Applicant's officers or employees, other than the Contributor, had any knowledge that the Contribution had been made until the Contributor belatedly sought preclearance from the Adviser's Chief Compliance Officer.

Client Investments after the Contribution. In the Davidson Kempner Application, a government entity with respect to the State of Ohio invested in the applicant's fund subsequent to the contribution that triggered the two-year compensation ban and prior to any refund of the contribution. In contrast, all investments made following the Contribution Date were also made after the Contribution had been fully refunded.

The Applicant believes that the same policies and considerations that led the Commission to grant relief in the Davidson Kempner Application are present here. In both instances, the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made. Moreover, the differences between this Application and the Davidson Kempner Application weigh even further in favor of granting the relief requested herein.

V. <u>REQUEST FOR ORDER</u>

The Applicant seeks an order pursuant to Section 206A of the Act and Rule 206(4)-5(e), thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicant to receive compensation for investment advisory services provided to the Client within the two-year period following the Contribution identified herein to an official of the Client by a covered associate of the Applicant.

<u>Conditions</u>. The Adviser agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Contributor will be prohibited from discussing any business of the Adviser with any "government entity" client for which the Official is an "official" as defined in Rule 206(4)-5(f), until April 29, 2015.

(2) Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from the Client regarding the Funds. Adviser will maintain a log of such interactions, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

(3) The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance until April 29, 2015. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

(4) The Adviser will conduct testing reasonably designed to prevent violations of the conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

VI. CONCLUSION

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations and conditions set forth above, would be fair and reasonable, would not involve overreaching, and consistent with the general purposes of the Act.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit C to this Application. In addition, a form of proposed order of exemption requested by this application is set forth as Exhibit D to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicant, who has signed and filed this Application, is fully authorized to do so.

The Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: January 21, 2015

Respectfully submitted,

Starwood Capital Group Management, LLC

By:____________________________

Matthew Guttin
Chief Compliance Officer

Exhibit Index

Authorization

All requirements of the Limited Liability Company Agreement of Starwood Capital Group Management, LLC have been complied with in connection with the execution and filing of this Application. Starwood Capital Group Management, LLC, by duly executed resolutions as of January 21, 2015 (and attached to this Authorization), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Starwood Capital Group Management, LLC has caused the undersigned to sign this Application on its behalf in Greenwich, Connecticut on this 21st day of January, 2015.

Starwood Capital Group Management, LLC

BY: ______________________
By: Matthew Guttin
Chief Compliance Officer

Attest: ______________________
Jerome C. Silvey
Executive Vice President & Chief Financial Officer

SOLE WRITTEN CONSENT
OF THE
MANAGING MEMBER
OF
STARWOOD CAPITAL GROUP MANAGEMENT, L.L.C.

WHEREAS, Starwood Headquarters, L.L.C., (the "Manager") is the sole Member and Manager of Starwood Capital Group Management, L.L.C., (the "Company"), pursuant to the Limited Liability Company Agreement of the Company (the "L.L.C. Agreement"); and

WHEREAS, the Manager desires to adopt the following resolution; and

NOW, THEREFORE, BE IT RESOLVED, that the Company, and Matthew Guttin as Chief Compliance Officer and Authorized Signatory on behalf of the Company, is authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an application for an order under Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e) thereunder, substantially in the form attached hereto, granting an exemption to the Company from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

FURTHER RESOLVED, that the authorized signatories of the Company be, and each of them hereby is, authorized to prepare, execute and cause to be filed any and all amendments to such Application as the authorized signatories of the Company executing the same may approve as necessary and desirable, such approval to be conclusively evidenced by his, her or their execution thereof; and

FURTHER RESOLVED, that the authorized signatories of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for Exemption and the representation of the Company, in any matters relating to such Application or amendment thereof as they deem necessary or desirable.

IN WITNESS WHEREOF, I hereunto set my hand, this 21st day of January, 2015.

By: ______________________
Jerome C. Silvey
Executive Vice President & Chief Financial Officer

Exhibit B

Verification:

State of Connecticut County of Fairfield, SS:

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated January 20, 2015 for and on behalf of Starwood Capital Group Management, LLC; that he is the Chief Compliance Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information and belief.

(Signature)
Matthew Guttin

Subscribed and sworn to before me a Notary Public this 21st day of January, 2015.

[OFFICIAL SEAL]

My commission expires____________

CATHERINE ARNETT
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 20__

Exhibit C

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "**SEC**" or "**Commission**").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (the "**Act**").

Applicant: Starwood Capital Group Management, LLC (the "**Adviser**" or "**Applicant**").

Relevant Act Sections: Exemption requested under Section 206A of the Act, and Rule 206(4)-5(e) thereunder, from the provisions of Section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder.

Summary of Application: Applicant requests an order granting an exemption from the two-year prohibition on compensation imposed by Section 206(4) of the Act, and Rule 206(4)-5(a)(1), to permit the Applicant to provide investment advisory services for compensation to the State of Illinois within the two year period following a specified contribution to an elected state official by a covered associate.

Filing Dates: The application was filed on February 3, 2014, and amended and restated on August 4, 2014 and [DATE].

Hearing or Notification of Hearing: An Order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [ ], and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5, hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Commission, 100 F Street, NE, Washington, D.C. 20549-1090. Applicant, Starwood Capital Group Management, LLC c/o Matthew Guttin, 591 West Putnam Avenue, Greenwich, CT 06830.

For Further Information Contact: Parisa Haghshenas, Senior Counsel, at (202) 551-6723, or Holly Hunter-Ceci, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the SEC's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (telephone (202) 551-5850).

The Applicant's Representations:

1. Starwood Capital Group Management, LLC is registered with the Commission as an investment adviser under the Act. Three of the Applicant's discretionary advisory clients are funds excluded from the definition of an investment company by Section 3(c)(7) of the Investment Company Act of 1940 (the "**Funds**").

2. One of the investors in the Funds is a public pension plan that is a government entity with respect to the State of Illinois (the "**Client**"). The investment decisions for the Client are overseen by a board of 13 members that includes six individuals appointed by the Governor of Illinois. Due to this power of appointment, a private citizen running for Governor of Illinois is an "official" of the Client as defined in Rule 206(4)-5 of the Act (the "**Rule**").

3. On April 29, 2013, Daniel Yih, the Applicant's Chief Operating Officer (the "**Contributor**"), contributed $1,000 to the Bruce Rauner Exploratory Committee, a committee to support the candidacy of Bruce Rauner (the "**Official**") for Illinois Governor (the "**Contribution**"). Apart from that single contribution (and requesting its return), the Contributor did not interact with the Official about campaign contributions. The Contributor did not solicit any persons to make contributions to the Official's campaign or coordinate any such contributions.

4. The Official and the Contributor have a long-standing personal and professional relationship. They used to work together at the private-equity firm GTCR Golder Rauner. They were previously neighbors. Their children attend school together and are friends. At the time of the Contribution, the Official was a private citizen; he did not take office until January of 2015.

5. The Client's initial investment in the Funds predates the Contribution. Although the Client has made additional investments subsequent to the Contribution, they were all made prior to the Official taking office. The Contributor was not involved in soliciting the Client and has not interacted with the Client on behalf of the Adviser.

6. Five days after making the Contribution, the Contributor realized that pursuant to Adviser's Pay-to-Play Policy (the "**Policy**"), he was required to obtain pre-approval for his political contributions. He contacted the Adviser's Chief Compliance Officer that night (Saturday, May 4, 2013). The Chief Compliance Officer responded on Monday, May 6 that the Contribution was prohibited under the Adviser's compliance policy and Rule 206(4)-5 and would need to be refunded. The Contributor requested a refund of the full $1,000 that day, and received the refund the next day. At no time did any employees of the Applicant other than the Contributor have any knowledge of the Contribution prior to the Contributor's notifying the Applicant's Chief Compliance Officer five days after the date of the Contribution.

8. The Adviser established an escrow account into which it has been depositing an amount equal to the compensation received with respect to the Client's investment in the Funds for the two-year period starting April 29, 2013. The Adviser notified the Client of the Contribution and the Application prior to the filing of the 2nd Amended Application.

9. The Adviser's Policy was initially adopted and implemented prior to the effective date of Rule 206(4)-5 and has been in place in its current form since before the date of the Contribution. The Policy is more restrictive than what was contemplated by the Rule. The Contributor simply temporarily failed to seek preclearance for the Contribution and realized his error five days later. After the Contribution, the Adviser sent a reminder of the Policy to all employees.

The Applicant's Legal Analysis

1. Rule 206(4)-5(a)(1) under the Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. The "[R]ule's intended purpose" is to combat *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the advisor.

2. Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions.

3. Section 206A and Rule 206(4)-5(e) permit the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of, among other factors, (i) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) Whether the investment adviser: (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution: (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) The timing and amount of the contribution which resulted in the prohibition; (v) The nature of the election (e.g., federal, state or local); and (vi) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to section 206A and rule 206(4)-5(e), exempting it from the prohibition under Rule 206(4)-5(a)(1) to permit it to provide investment advisory services for compensation to the Client within a two-year period following a specified contribution to an official of the Client by a covered associate. The Applicant asserts that the exemption sought is consistent with the protection of investors and the purposes of the Act.

5. The Applicant maintains that the timing of the Contribution, the Official's not having appointed anyone who participated in the Client's decision to invest with the Adviser, and the speed with which the Contributor obtained a refund from the Official indicate that the Contribution was not part of any *quid pro quo* arrangement, but rather an inadvertent failure to follow the Adviser's Policy by the Contributor.

6. The Applicant states that the Client determined to invest with Applicant and established an advisory relationship on an arm's length basis free from any improper influence as a result of the Contribution. In support of this argument, Applicant notes that the Client's relationship with the Applicant pre-dates the Contribution. Furthermore, the Official has had no role in the Client's subsequent investments, because he did not take office or obtain appointment power until 2015. The Applicant respectfully submits that the interests of the Client are best served by allowing the Applicant and the Client to continue their relationship uninterrupted.

7. The Applicant submits that the Contributor's decision to make the Contribution to the Official's committee was based on the personal and professional relationship between the two men and not any desire to influence with the Client's merit-based selection process for advisory services.

8. Although the Applicant's Policy required the Contributor to obtain prior approval for the Contribution, which he failed to do, the Contributor realized his error in less than a week. At the Contributor's request, the Contribution was refunded within nine days of the date it was made. The Contribution's discovery and refund were well within the time period required for an automatic exemption pursuant to Rule 206(4)-5(b)(3). The Applicant notes that had the Contribution been $350 instead of $1,000, it would automatically be exempt. Instead, the Applicant faces a potential financial loss that is approximately 4,000 times the amount of the Contribution.

9. Applicant further submits that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicant to avoid consequences disproportionate to the violation. The Applicant proposes the evidence is clear that the Contributor inadvertently failed to seek prior approval of the Contribution, as required by the Policy, but quickly realized his mistake; there was no attempt to influence the investment adviser selection process.

10. Accordingly, the Applicant respectfully submits that the interests of investors and the purposes of the Act are best served in this instance by allowing the Adviser and its Client to continue their relationship uninterrupted in the absence of any evidence that the Adviser or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection and retention of advisory services. The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

<u>The Applicant's Conditions:</u>

The Applicant agrees that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing any business of the Adviser with any "government entity" client for which the Official is an "official" as defined in Rule 206(4)-5(f), until April 29, 2015.

2. Notwithstanding Condition 1, the Contributor is permitted to respond to inquiries from the Client regarding the Funds. Adviser will maintain a log of such interactions, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

3. The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance until April 29, 2015. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

4. The Adviser will conduct testing reasonably designed to prevent violations of the conditions of the Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Adviser, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

____

Secretary[or other signatory]

Exhibit D

Proposed Order of Exemption

Starwood Capital Group Management, LLC (the "Adviser" or the "Applicant") filed an application on February 2, 2014, and amended to and restated applications on August 4, 2014 and [Date] pursuant to section 206A of the Investment Advisers Act of 1940 (the "Act") and Rule 206(4)-5(e) thereunder. The application requested an order granting an exemption from the provisions of section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicant to provide investment advisory services for compensation to a government entity within the two-year period following a specified contribution to an official of such government entity by a covered associate of the Applicant. The order applies only to the Applicant's provision of investment advisory services for compensation which would otherwise be prohibited with respect to this government entity as a result of the contribution identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority
By:______________________________